09056344

UNITED STATES
[SE]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended (A)

SEC FILE NUMBER
8- 42370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Winzenburg & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 W. Monroe St., Suite 2530
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph B. Starshak (312) 444-9367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

585 Bank Lane b	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 11 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph B. Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Winzenburg & Co., as of February 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Official Seal
Susan L Morrison
Notary Public State of Illinois
My Commission Expires 12/11/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2008

TOGETHER WITH AUDITORS' REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

We have audited the accompanying Statement of Financial Condition of STARSHAK WINZENBURG & CO. as of December 31, 2008, and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 25, 2009

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:			
Cash			$ 39,001
Accounts receivable			61,211
Prepaid expenses			7,625
Total current assets			$ 107,837
FIXED ASSETS:			
Office equipment		$ 53,564	
Less — Accumulated depreciation		(43,423)	10,141
OTHER ASSETS:			
NASD and security deposits			5,594
Total assets			$ 123,572

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:			
Accounts payable			$ 11,330
Client deposits			19,677
Total current liabilities			$ 31,007
STOCKHOLDER'S EQUITY:			
Common stock —			
5,000 shares authorized with no par value;			
2,000 shares issued; 1,450 shares outstanding	$ 50,500		
Additional paid-in capital	20,300		
Retained earnings	69,148	$ 139,948	
Treasury stock - 213 shares, at cost		(47,383)	92,565
Total liabilities and stockholder's equity			$ 123,572

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:		
Investment banking revenue and advisory fees		$ 356,389
Interest income		420
Rental income		18,000
Total revenue		$ 374,809
OPERATING EXPENSES:		
Salaries, wages and staffing expenses	$ 188,516	
Payroll taxes and expenses	11,590	
Sub-contractors fees	62,170	
Travel expenses	8,743	
Regulatory fees, taxes and license expenses	5,106	
Dues and subscriptions	39,219	
Computer and office supplies	6,008	
Postage and delivery	2,759	
Occupancy expense	66,494	
Professional fees	18,331	
Telephone	5,817	
Insurance	31,006	
Advertising	3,632	
Education meetings and expenses	370	
Meals and entertainment	6,118	
Miscellaneous	3,080	
Donations	5,450	
Depreciation	5,266	469,675
NET LOSS		$ (94,866)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balances at January 1, 2008	$ 50,500	$ 20,300	$ 164,014	$ (122,383)
Net loss	-	-	(94,866)	-
Treasury stock repurchase	-	-	-	75,000
Balances at December 31, 2008	$ 50,500	$ 20,300	$ 69,148	$ (47,383)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (94,866)
Adjustments to reconcile net loss to net cash used for operating activities –	
Depreciation	$ 5,266
Impact from changes in assets and liabilities –	
Accounts receivable	(2,897)
Prepaid expenses	(3,895)
Accounts payable	8,155
Client deposits	19,677
Total adjustments	$ 26,306
Net cash used for operating activities	$ (68,560)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of office equipment	$ (2,955)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Treasury stock repurchase	$ 75,000
Net increase in cash	$ 3,485
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,516
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,001

The accompanying notes are an integral part of this financial statement.

(1) SIGNIFICANT ACCOUNTING POLICIES:

Starshak Winzenburg & Co. (the Company) is a private investment banking company established to provide financial advisory services and also to represent as an independent intermediary for negotiated transactions. These include corporate finance engagements in which companies seek to raise outside capital for various purposes, and acquisitions or divestitures of businesses. The Company is a member of the Financial Industry Regulatory Authority and is a registered broker/dealer with the Securities and Exchange Commission.

Income Recognition –

Investment banking revenue includes fees arising from securities offerings in which the Company offers advisory services. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. All sales concessions are recorded on settlement date.

Financial advisory fees are billed weekly or monthly for the work performed depending upon the contract. Advisory fees are recognized as earned.

Cash and Cash Equivalents –

For purposes of the Statement of Cash Flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments –

The carrying value of cash, accounts receivable and accounts payable are a reasonable estimate of their fair market value due to the short-term nature of these instruments.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and trade receivables. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

The Company derived 78% of its sales from four clients for the year ended December 31, 2008. The balance due from these four customers accounted for 91% of the total outstanding accounts receivable at December 31, 2008.

Accounts Receivable –

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms.

At December 31, 2008, the Company considered all remaining accounts receivable to be fully collectible. Accordingly, the Company has not included a provision for uncollectible accounts. In 2008, there was no bad debt expense.

Fixed Assets –

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of office equipment is 5-7 years.

Income Taxes –

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholder.

Generally accepted accounting principles have been changed to impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. The change in generally accepted accounting principles has been determined and is effective for fiscal years beginning after December 15, 2008. Management has elected to defer the application of this FASB Interpretation. Upon implementation, management believes there will not be a material impact on the financial statements.

Use of Estimates –

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) LEASE COMMITMENT:

The Company leases its office and storage facilities under a non-cancelable operating lease which expires on February 28, 2010. The lease provides for a monthly minimum rental and requires the Company to pay its share of taxes and expenses.

Total future minimum rent payments subsequent to December 31, 2008 are as follows:

2009	$ 41,162
2010	6,892
	$ 48,054

Rent expense including taxes and expenses was $65,531 in 2008.

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2008, the Company had net capital (as defined under Rule 15c3-1) of $7,506 which was $2,506 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.13 to 1.

(4) TREASURY STOCK:

During 2008 the only stockholder purchased approximately 337 shares of treasury stock for $75,000.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 92,565
Deduction and/or charges —	
Non-allowable assets:	
Petty cash	$ 200
Accounts receivable	61,211
Prepaid expenses	7,625
Fixed assets, net	10,141
NASD and security deposits	5,594
	$ 84,771
Net capital before haircut	$ 7,794
Haircut (pursuant to rule 15c3-1(f))	
Bank money market account	(288)
Net capital	$ 7,506
Minimum net capital requirement (greater of $5,000 or 6 2/3% of total aggregate indebtedness)	$ 5,000
Excess net capital	$ 2,506
Excess net capital at 1,000% (Net capital less 10% of aggregate indebtedness)	$ 4,404
Ratio: Aggregate indebtedness to net capital	4.13 to 1
AGGREGATE INDEBTEDNESS:	
Current liabilities	$ 31,007

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

STARSHAK WINZENBURG & CO.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2008

(FILED PURSUANT TO SEC RULE 17a-5)

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

In planning and performing our audit of the financial statements of STARSHAK WINZENBURG & CO. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 25, 2009